Exhibit 99.34

DHX Media Ltd.

Unaudited Interim Condensed Consolidated

Financial Statements

March 31, 2015

(expressed in thousands of Canadian dollars)

May 13, 2015

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of DHX Media Ltd. (the “Company”) are the responsibility of management and have been approved by the Audit Committee of the Board of Directors (the “Board”). The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the unaudited interim condensed consolidated financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee reviews the Company’s unaudited interim condensed consolidated financial statements and recommends their approval by the Board.

The Audit Committee is appointed by the Board and all of its members are independent directors. It meets with the Company’s management and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the unaudited interim condensed consolidated financial statements to the Board for approval.

The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) applied to the preparation of interim financial statements under International Accounting Standards 34, Interim Financial Reporting. When alternative methods of accounting exist, management has chosen those it deems most appropriate in the circumstances. The unaudited interim condensed consolidated financial statements include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. In addition, in preparing the unaudited interim condensed consolidated financial statements, management must make determinations as to the relevancy of information to be included, and make estimates and assumptions that affect reported information. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

(signed) “Dana Landry”	(signed) “Keith Abriel”
Chief Executive Officer	Chief Financial Officer
Halifax, Nova Scotia	Halifax, Nova Scotia

DHX Media Ltd.

Unaudited Interim Consolidated Balance Sheets

As at March 31, 2015 and June 30, 2014

(expressed in thousands of Canadian dollars)

	March 31,	June 30,
	2015	2014
	$	$
Assets
Current assets
Cash	32,537	26,679
Restricted cash	28	32
Amounts receivable (note 5)	146,488	90,515
Prepaid expenses and deposits	17,870	4,778
Investment in film and television programs (note 6)	205,829	146,631
	402,752	268,635
Long-term amounts receivable (note 5)	7,487	5,774
Deferred financing fees	752	603
Property, plant and equipment	17,660	11,515
Long-term investment	230	230
Intangible assets (note 7)	172,146	33,990
Goodwill (note 8)	166,641	103,483
	767,668	424,230
Liabilities
Current liabilities
Bank indebtedness (note 9)	—	4,930
Accounts payable and accrued liabilities	105,608	61,774
Deferred revenue	20,574	15,603
Interim production financing (note 9)	56,266	35,955
Current portion of long-term debt and obligations under capital leases (note 9)	12,335	8,526
	194,783	126,788
Long-term debt and obligations under capital lease (note 9)	272,524	61,918
Long-term deferred revenue	3,240	1,141
Other liability (note 4)	12,361	—
Deferred income taxes (note 12)	29,517	11,034
	512,425	200,881
Shareholders’ Equity (note 10)	255,243	223,349
	767,668	424,230
Commitments and contingencies (note 16)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statement of Changes in Equity

For the periods ended March 31, 2015 and 2014

(expressed in thousands of Canadian dollars)

				Accumulated
				other
	Common		Contributed	comprehensive	Retained
	shares	Warrants	surplus	income (loss)	earnings	Total
	$	$	$	$	$	$
				(note 21)
Balance - June 30, 2013	151,275	390	11,875	(2,800)	2,135	162,875
Net income for the period	—	—	—	—	6,771	6,771
Other comprehensive income for the period	—	—	—	440	—	440
Comprehensive income for the period	—	—	—	440	6,771	7,211
Shares issued pursuant to the employee share purchase plan ("ESPP")	54	—	—	—	—	54
Issued for cash consideration, net of cost and tax effect	37,571	—	—	—	—	37,571
Dividends reinvested and paid	79	—	—	—	(3,714)	(3,635)
Share-based compensation	—	—	1,158	—	—	1,158
Stock options and warrants exercised	3,782	(390)	(866)	—	—	2,526
Balance - March 31, 2014	192,761	—	12,167	(2,360)	5,192	207,760
Net income for the period	—	—	—	—	1,040	1,040
Other comprehensive income for the period	—	—	—	1,157	—	1,157
Comprehensive income for the period	—	—	—	1,157	1,040	2,197
Shares issued pursuant to the ESPP	22	—	—	—	—	22
Issued for cash consideration, net of cost and tax effect	(76)	—	—	—	—	(76)
Shares issued for the Epitome acquisition (note 4)	14,139	—	—	—	—	14,139
Dividends reinvested and paid	43	—	—	—	(1,393)	(1,350)
Share-based compensation	—	—	430	—	—	430
Stock options exercised	338	—	(111)	—	—	227
Balance - June 30, 2014	207,227	—	12,486	(1,203)	4,839	223,349
Net income for the period	—	—	—	—	15,837	15,837
Other comprehensive loss for the period	—	—	—	(9,470)	—	(9,470)
Comprehensive income for the period	—	—	—	(9,470)	15,837	6,367
Shares issued pursuant to the ESPP	114	—	—	—	—	114
Share issue costs, net of tax effect	(136)	—	—	—	—	(136)
Shares issued for the Nerd Corps acquisition (note 4)	26,075	—	—	—	—	26,075
Dividends reinvested and paid	98	—	—	—	(4,848)	(4,750)
Share-based compensation	—	—	3,089	—	—	3,089
Stock options exercised	1,666	—	(531)	—	—	1,135
Balance - March 31, 2015	235,044	—	15,044	(10,673)	15,828	255,243

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statement of Income

For the three and nine month periods ended March 31, 2015 and 2014

(expressed in thousands of Canadian dollars, except for amounts per share)

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	$	$	$	$
Revenues (note 20)	85,582	29,029	192,869	86,386
Operating expenses (income)
Direct production costs and expense of film and television produced	44,383	15,691	93,829	43,003
Acquisition costs	—	347	4,995	2,087
Amortization of property and equipment and intangible assets	3,434	1,550	7,235	4,367
Development expenses and other	807	778	2,712	824
Tangible benefit obligation expense	—	—	14,215	—
Write-down of investment in film and television programs	517	—	532	190
Selling, general and administrative	16,368	8,279	43,064	24,890
Finance expense (income), net (note 13)	(4,624)	287	4,147	1,459
	60,885	26,932	170,729	76,820
Income before income taxes	24,697	2,097	22,140	9,566
Provision for (recovery of) income taxes
Current income taxes (note 12)	4,626	1,430	12,783	2,130
Deferred income taxes (note 12)	2,040	(1,135)	(6,480)	665
	6,666	295	6,303	2,795
Net income for the periods	18,031	1,802	15,837	6,771
Basic earnings per common share (note 18)	0.15	0.02	0.13	0.06
Diluted earnings per common share (note 18)	0.14	0.02	0.13	0.06

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statement of Comprehensive Income

For the three and nine month periods ended March 31, 2015 and 2014

(expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	$	$	$	$
Net income for the periods	18,031	1,802	15,837	6,771
Other comprehensive income (loss)
Cumulative translation adjustment	(4,260)	(144)	(9,470)	440
Other comprehensive income (loss) for the periods	(4,260)	(144)	(9,470)	440
Comprehensive income for the periods	13,771	1,658	6,367	7,211

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Unaudited Interim Consolidated Statement of Cash Flows

For the nine month periods ended March 31, 2015 and 2014

(expressed in thousands of Canadian dollars)

	Nine months ended
	March 31,	March 31,
	2015	2014
	$	$
Cash provided by (used in)
Operating activities
Net income for the periods	15,837	6,771
Charges (credits) to income not involving cash
Amortization of property and equipment	2,462	1,420
Amortization of intangible assets	4,773	2,947
Unrealized foreign exchange loss (gain)	(605)	420
Amortization of deferred financing fees	1,094	—
Impairment in value of investment in film and television programs (note 6)	532	190
Accretion on tangible benefit obligation	578	—
Debt extinguishment charge	3,912	—
Share-based compensation	3,089	1,158
Tangible benefit obligation cost	14,215	—
Amortization of debt premium	(94)	—
Movement in the fair value of the Redemption Option	(1,341)	—
Deferred tax expense (recovery)	(6,480)	665
	37,972	13,571
Net investment in film and television programs	(9,615)	3,535
Net change in non-cash working capital balances related to operations (note 19)	(7,409)	(14,875)
Cash provided by operating activities	20,948	2,231
Financing activities
Proceeds from issuance of common shares, net of issue costs	—	36,490
Dividends paid	(4,750)	(3,635)
Proceeds from issuance of common shares related to ESPP and options and warrants exercised and repayment of employee share purchase loans	1,254	2,580
Deferred financing fees	(289)	51
Repayment of bank indebtedness	(4,930)	(1,867)
Proceeds from (repayment of) interim production financing	3,879	(8,328)
Proceeds from long-term debt, net of costs	360,172	24,790
Repayment of other liability	—	(445)
Decrease in restricted cash	4	1,243
Repayment of long-term debt and obligations under capital leases	(158,321)	(6,103)
Cash provided by financing activities	197,019	44,776
Investing activities
Business acquisitions, net of cash acquired	(208,062)	(29,207)
Acquisition of property and equipment	(4,386)	(770)
Cost of internally generated intangible assets	(268)	—
Cash used in investing activities	(212,716)	(29,977)
Effect of foreign exchange rate changes on cash	607	606
Net change in cash during the periods	5,858	17,636
Cash - Beginning of periods	26,679	12,640
Cash - End of periods	32,537	30,276

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

1	Nature of business

DHX Media Ltd. (the “Company”) is a public company, and the ultimate parent, whose common shares are traded on the Toronto Stock Exchange ("TSX"), admitted on May 19, 2006 (symbols DHX.A/DHX.B). The Company, incorporated on February 12, 2004 under the laws of the Province of Nova Scotia, Canada, and continued on April 25, 2006 under the Canada Business Corporation Act, develops, produces and distributes films and television programs for the domestic and international markets, broadcasts films and television programs for the domestic markets, as well, the Company manages copyrights, licensing and brands for third parties. The address of the Company’s head office is 1478 Queen Street, Halifax, Nova Scotia, Canada, B3J 2H7.

2	Basis of preparation and adoption of IFRS

The Company prepares its unaudited interim condensed consolidated financial statements (the “financial statements”) in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements are in compliance with the International Accounting Standards 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain information included in the Company’s annual consolidated financial statements prepared in accordance with IFRS, as issued by IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in note 3 of the Company’s annual consolidated financial statements for the year ended June 30, 2014. The financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2014.

These financial statements include all adjustments, composed of normal recurring adjustments, considered necessary by management to fairly state the Company’s annual results of operations, financial position and cash flows.

These financial statements have been authorized for issuance by the Board of Directors on May 13, 2015.

3	Significant accounting policies, judgments and estimation uncertainty

Except as otherwise indicated hereunder, these financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Company for the year ended June 30, 2014. Refer to note 3 of the Company’s annual consolidated financial statements for the year ended June 30, 2014 for more information on new accounting standards and amendments not yet effective.

Broadcast licenses

Intangible assets with indefinite useful lives are not amortized. Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without significant cost and without material modification of the existing terms and conditions of the license. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

(1)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Broadcast licenses (continued)

Broadcast licenses are tested for impairment annually or more frequently if events or circumstances indicate that they may be impaired.

Broadcast licenses by themselves do not generate cash inflows and therefore, when assessing these assets for impairment, the Company looks to the Cash Generated Units (“CGU”) to which the asset belongs.

Broadcast rights

Program and film rights for broadcasting are purchased on a fixed or variable cost basis. The asset and liability for fixed cost purchases are recognized at the time the rights are known and determinable, and if they are available for airing. The cost of fixed program and film rights is expensed over the lesser of the availability period and the maximum period that varies depending upon the type of program, generally ranging from 24 to 60 months. Program and film rights for broadcasting acquired on a variable cost basis are not capitalized and their cost is determined and expensed over their contracted exhibition period, on the basis of the average number of subscribers to the network exhibiting the program and of other contracting terms.

In the event that the recognition criteria for fixed cost purchases described above are not met and the Company has already paid amounts to obtain future rights, such amounts are considered as prepaid program and film rights and are included as prepaids on the balance sheet.

Any impairment charges are reported as operating expenses on the statement of income.

Tangible benefit obligation

As part of the Canadian Radio-Television and Telecommunications Commission (“CRTC”) decision approving the Company’s acquisition of 8504601 Canada Inc. (“DHX Television”) (note 4), the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over the next seven years. The tangible benefit obligation has been recorded in the statement of income at the estimated fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount has been recorded as a liability as of the date of acquisition of DHX Television. The tangible benefit obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation are recorded as accretion of long-term liabilities in the unaudited interim condensed consolidated statement of income.

IFRIC 21, Levies

In May 2013, the IASB issued IFRIC 21 - Levies, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 did not have a significant impact on our financial statements.

(2)

DHX Media Ltd.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Significant accounting judgments and estimation uncertainty

The preparation of financial statements under IFRS requires the Company to make estimates and assumptions that affect the application of policies and reported amounts. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable. Actual results may differ materially from these estimates. The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are as follows (see also note 3 of the Company’s annual consolidated financial statements for the year ended June 30, 2014):

Business combinations

The purchase price allocation process requires management to use significant estimates and assumptions, including fair value estimates including, but not limited to:

•	estimated fair values of tangible assets;
•	estimated fair values of intangible assets;
•	estimated fair values of deferred revenue;
•	probability of required payment under contingent consideration provisions;
•	estimated income tax assets and liabilities; and
•	estimated fair value of pre-acquisition contingencies.

While management uses its best estimates and assumptions as a part of the purchase price allocation process to accurately value the assets acquired and liabilities assumed at the business combination date, estimates and assumptions are inherently uncertain and subject to refinement. As a result, during the purchase price allocation period, which is generally one year from the business combination date, adjustments are recorded to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.

Although management believes the assumptions and estimates made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates in valuing certain of the assets and liabilities acquired include but are not limited to:

•	future expected cash flows from distribution, merchandising and licensing and other customer contracts;
•	expected costs to complete film and television productions in-progress and the estimated cash flows from the productions when completed;
•	the acquired company’s brand, broadcaster relationships and customer and distribution relationships as well as assumptions about the period of time these acquired intangibles will continue to benefit the combined company;
•	the fair value of deferred revenue, including future obligations to customers;
•	uncertain tax positions assumed in connection with a business combination are initially estimated as of the acquisition date and are re-evaluated quarterly, management continues to collect information in order to determine their estimated value, with any adjustments to preliminary estimates recorded to goodwill during the measurement period; and
•	discount rates applied to future expected cash flows.

Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation, which could also impact net income as expenses and impairments could change. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

(3)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

4	Acquisitions

i)	On December 23, 2014, the Company acquired all of the outstanding shares of Nerd Corps Entertainment Inc. and its subsidiaries (“Nerd Corps”), which brings more than 200 half hours of proprietary children’s and family content, including the comedy adventure series Slugterra, and Nerd Corps’ creative team. The total consideration will be approximately $59,115 and is comprised of cash of $33,040 and 2,693,748 common shares of the Company valued at $26,075, being the fair value of the common shares on the date of acquisition. At closing, $27,690 was paid in cash, funded through an addition to the Company’s Amended and Restated Senior Secured Credit Agreement (note 9), and the common shares issued. The remainder of the consideration is subject to a working capital adjustment of up to $5,000, based on the opening balance sheet and is payable over a period of 18 months from closing, subject to certain restrictions and adjustments.

The preliminary amount of goodwill of $23,315 arising from the acquisition is attributable to synergies related to the expanded library, the acquisition of key talent and the strength of combined operations, including additional studio capacity. None of the goodwill is expected to be deductible for tax purposes. The fair value of accounts receivable is $24,603.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of Nerd Corps since December 23, 2014. All structured entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in the notes to the Company’s annual consolidated financial statements for the year ended June 30, 2014.

The purchase price has been allocated, on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets
Cash	8,031
Trade receivables	4,454
Federal and provincial film tax credits receivable	20,149
Prepaid expenses and other assets	117
Investment in film and television programs	14,100
Property and equipment	2,516
Intangible assets (note 7)	26,690
Goodwill (note 8)	23,315
99,372
Liabilities
Accounts payable and accrued liabilities	9,828
Deferred revenue	3,906
Interim production financing	16,432
Capital lease obligations	1,113
Deferred income tax liabilities	8,978
40,257
Net assets acquired	59,115

The Company will finalize the purchase price allocation upon completion of the review of certain working capital balances and determination of the fair value of the tangible and intangible assets acquired. Any future adjustment resulting from this review will be recorded as a measurement period adjustment.

(4)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

4	Acquisitions (continued)

ii)	On November 13, 2014, the Company acquired a library of approximately 1,200 half hours, consisting of predominantly children's and family programming, specifically the outright ownership of 117 titles and distribution rights for an additional 34 titles. The library includes more than 35 television series and more than 35 feature films and television specials in the children's and family programming space, including all international distribution rights to the Company’s Degrassi, Instant Star and The L.A. Complex series, from Echo Bridge Entertainment LLC and Alliance Atlantis International Distribution, LLC, a Delaware Limited Liability Company (collectively, “Echo Bridge”) for US$12,000 in cash, which was funded through a US$12,000 addition to the Company’s Amended and Restated Senior Secured Credit Agreement.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of Echo Bridge since November 13, 2014. The purchase price has been allocated on a preliminary basis to the assets acquired based on their estimated fair values. The entire purchase price has been allocated to investment in film and television programs.

The Company will finalize the purchase price allocation upon completion of the determination of the fair value of assets acquired. Any future adjustment resulting from this review will be recorded as a measurement period adjustment.

iii)	On July 31, 2014, the Company acquired all of the outstanding shares of 8504601 Canada Inc., a newly formed company, holding substantially all the assets and select liabilities comprising the business of the Family Channel (“Family Channel Business”) for cash consideration of up to $177,550, consisting of $170,000 for the initial purchase price, funded through an addition to the Company's Amended and Restated Senior Secured Credit Agreement (note 9) and a working capital adjustment of up to $7,550. The acquired company was subsequently renamed DHX Television Ltd. The principal assets of the Family Channel Business are the Canadian broadcast licenses for Family Channel, Disney Junior (English), Disney Junior (French) and Disney XD.

The preliminary value of goodwill of $39,166 arising from the acquisition is attributable to synergies to be realized from the vertical integration of operations.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of DHX Television since July 31, 2014.

(5)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

4	Acquisitions (continued)

The purchase price has been allocated, on a preliminary basis to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets
Cash	6,197
Amounts receivable	11,043
Prepaid expenses and deposits	13,647
Program and film rights	17,153
Property and equipment	259
Broadcast licenses	110,200
Other intangible assets	5,600
Goodwill	39,166
203,265
Liabilities
Accounts payable and accrued liabilities	9,812
Deferred income tax liabilities	15,903
25,715
Net assets acquired	177,550

The Company will finalize the purchase price allocation upon completion of the review of certain working capital balances and determination of the fair value of the tangible and intangible assets acquired. Any future adjustment resulting from this review will be recorded as a measurement period adjustment.

As disclosed in note 3, as part of the CRTC decision approving the Company’s acquisition of the Family Channel Business, the Company is required to contribute $17,313 to provide tangible benefits to the Canadian broadcasting system over the next seven years. The tangible benefit obligation has been recorded in the unaudited interim consolidated statement of income at the estimated fair value on the date of acquisition, being the sum of the discounted future net cash flows and the same amount has been recorded as a liability, which has been initially recorded at $14,215 as of the date of acquisition of DHX Television. Subsequent to the acquisition, an accretion charge of $578 has been recorded, increasing the liability to $14,793. The Company expects to incur annual cash expenditures of approximately $2,473 in each of the next seven years to satisfy the tangible benefit obligation. The expected expenditures over the next twelve months have been recorded in accounts payable and accrued liabilities.

Concurrently with the acquisition of DHX Television, the Company entered into a new network affiliation agreement with an affiliate of Bell Media Inc. for the carriage of Family Channel Business services, with a term ending December 31, 2018 at market rates.

iv)	On April 3, 2014 (“Epitome Effective Date”), the Company, in an effort to expand its library, acquired all the outstanding shares of the Epitome group of companies (“Epitome”), which includes a library of over 550 half-hour episodes of Degrassi, Instant Star and Liberty Street and 66 one-hour episodes of The L.A. Complex and Riverdale. Total consideration of $36,350 is comprised of cash $22,211 and 2,915,263 common shares of the Company valued at $14,139. The purchase price includes an excess cash adjustment and net working capital adjustment, based on the opening balance sheet figures, of $8,711, which is included in the cash consideration. During the period, $7,577 of the excess cash portion of the consideration was paid, with the balance included in accounts payable and accrued liabilities at March 31, 2015.

(6)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

4	Acquisitions (continued)

The goodwill value of $14,694 arising from the acquisition is attributable to synergies that arise from the expanded total library of the Company, the combined operations, the ability to expand into the global teen market and the acquisition of key talent. None of the goodwill is deductible for tax purposes. The fair value of accounts receivable is $9,361.

The acquisition was accounted for using the purchase method. As such, the results of operations reflect revenue and expenses of the assets of Epitome from the Epitome Effective Date. All structured entities have been identified and are accounted for in accordance with the principles of consolidation disclosed in the notes to the Company’s consolidated financial statements for the year ended June 30, 2014.

The Company has finalized the purchase price, which has been allocated, to the assets acquired and liabilities assumed based on their estimated fair value as follows:

$
Assets
Cash	9,755
Amounts receivable	9,361
Prepaid expenses and deposits	67
Investment in film and television programs	6,887
Property and equipment	6,252
Intangible assets	4,724
Goodwill	14,694
51,740
Liabilities
Accounts payable and accrued liabilities	3,262
Deferred revenue	1,495
Interim production financing	6,762
Deferred income taxes	3,871
15,390
Net assets acquired	36,350

Had Nerd Corps and DHX Television been consolidated from July 1, 2014, the pro forma consolidated statement of income for the nine months ended March 31, 2015 would show pro forma revenue of $213,745 and pro forma net income of $20,640.

(7)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

5	Amounts receivable

	March 31,	June 30,
	2015	2014
	$	$
Trade receivables	77,993	47,353
Less: provision for impairment of trade receivables	(4,777)	(3,730)
	73,216	43,623
Goods and services tax recoverable, net	6	3,618
Federal and provincial film tax credits and other government assistance	73,266	43,274
	146,488	90,515
Long-term receivables	7,487	5,774
Amounts receivable	153,975	96,289

The aging of trade receivables not impaired is as follows:

	March 31,	June 30,
	2015	2014
	$	$
Less than 60 days	64,258	37,532
Between 60 and 90 days	4,088	1,393
Over 90 days	4,870	4,698
	73,216	43,623

The Company does not have security over these balances. All impaired trade receivables are older than 90 days. Included in the trade receivables as at March 31, 2015 are balances of $12,764 and $5,300 related to DHX Television and Nerd Corps, respectively.

Trade receivables, goods and services taxes recoverable and federal and provincial film tax credits and other government assistance are provided for based on estimated recoverable amounts as determined by using a combination of historical default experience, any changes to credit quality and management estimates. Goods and services taxes recoverable and federal and provincial film tax credits receivable and other government assistance do not contain any significant uncertainty.

Provision for impairment of trade receivables:

	March 31,	June 30,
	2015	2014
	$	$
Opening balance	3,730	1,086
Provision for receivables	1,184	2,239
Receivables written off during the period	(48)	(33)
Recoveries of receivables previously provided for	(191)	(149)
Exchange differences	102	587
Closing balance	4,777	3,730

(8)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

6	Investment in film and television programs

	March 31,	June 30,
	2015	2014
	$	$
Development costs	2,265	2,406
Theatrical and non-theatrical productions in progress
Cost, net of government and third party assistance and third party participation	14,788	13,919
Acquired participation rights - theatrical and non-theatrical
Cost	126,785	99,034
Accumulated expense	(33,581)	(22,535)
	93,204	76,499
Non-theatrical productions completed and released
Cost, net of government and third party assistance and third party participation	322,064	257,714
Accumulated expense	(234,476)	(197,517)
Accumulated write-down of investment in film and television programs	(6,922)	(6,390)
	80,666	53,807
Program and film rights - broadcasting
Cost	42,587	—
Accumulated expense	(27,681)	—
	14,906	—
	205,829	146,631

All program and film rights noted above relate to the operations of DHX Television.

The Company expects that 9% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the year ending June 30, 2015. The Company expects that 44% of the costs related to theatrical and non-theatrical productions completed and released will be realized during the period ending June 30, 2017. The Company expects that over 67% of the costs related to productions completed will be realized by June 30, 2019.

During the three and nine months ended March 31, 2015, interest of $732 and $1,229 (March 31, 2014 - $230 and $715) has been capitalized to investment in film and television programs.

(9)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

6	Investment in film and television programs (continued)

The continuity of investment in film and television programs is as follows:

	March 31,	June 30,
	2015	2014
	$	$
Net opening investment in film and television programs	146,631	116,994
Productions acquired (note 4)	27,751	31,361
Cost of productions (completed and released and productions in progress), net of government assistance and third party participation	60,008	32,626
Increase (decrease) in development costs	(141)	1,056
Expense of investment in film and television programs	(48,005)	(37,273)
Increase of program and film rights	25,434	—
Expense of program and film rights	(27,681)	—
Write-down in value of certain investment in film and television programs	(532)	(984)
Program and film rights acquired (note 4)	17,153	—
Exchange differences	5,211	2,851
	205,829	146,631

(10)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

7	Intangible assets

	Broadcast licenses	Broadcaster relationships	Customer relationships	Brands	Other	Total
	$	$	$	$	$	$
For the year ended June 30, 2014
Opening book value	—	3,687	11,298	12,332	639	27,956
Epitome acquisition (note 4)	—	—	—	4,724	—	4,724
Ragdoll acquisition	—	—	—	2,699	—	2,699
Amortization	—	(816)	(1,339)	(1,607)	(62)	(3,824)
Additions	—	—	—	—	308	308
Foreign exchange differences	—	—	1,653	474	—	2,127
Net book value	—	2,871	11,612	18,622	885	33,990
At June 30, 2014
Cost	—	7,362	11,820	21,851	2,927	43,960
Accumulated amortization	—	(4,505)	(2,047)	(3,773)	(2,042)	(12,367)
Foreign exchange differences	—	14	1,839	544	—	2,397
Net book value	—	2,871	11,612	18,622	885	33,990
For the nine months ended March 31, 2015
Opening net book value	—	2,871	11,612	18,622	885	33,990
DHX Television acquisition (note 4)	110,200	—	—	5,600	—	115,800
Nerd Corps acquisition (note 4)	—	—	15,800	7,300	3,590	26,690
Amortization	—	(607)	(1,351)	(2,494)	(321)	(4,773)
Additions	—	—	—	268	—	268
Foreign exchange differences	—	2	139	30	—	171
	110,200	2,266	26,200	29,326	4,154	172,146
At March 31, 2015
Cost	110,200	7,362	27,620	35,019	6,517	186,718
Accumulated amortization	—	(5,112)	(3,398)	(6,267)	(2,363)	(17,140)
Foreign exchange differences	—	16	1,978	574	—	2,568
Net book value	110,200	2,266	26,200	29,326	4,154	172,146

All broadcast licenses relate to the operations of DHX Television.

(11)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

8	Goodwill

The continuity of goodwill is as follows:

	March 31,	June 30,
	2015	2014
	$	$
Opening net book value	103,483	81,840
Acquired on acquisition of Nerd Corps (note 4)	23,315	—
Acquired on acquisition of DHX Television (note 4)	39,166	—
Acquired on acquisition of Ragdoll	—	4,485
Acquired on acquisition of Epitome (note 4)	176	14,518
Exchange differences	501	2,640
	166,641	103,483

For the purposes of allocating goodwill, the Company has determined that it has three CGUs, its production, distribution and licensing of film and television programs business, CPLG, a subsidiary of Cookie Jar acquired during 2013, which manages copyrights, licensing and brands for third parties and DHX Television (note 4). The Company determined none of the goodwill related to the acquisition of Cookie Jar related to CPLG.

Pursuant to the Company’s preliminary purchase price allocations (note 4), goodwill of $39,166 has been allocated to DHX Television and $23,315 has been allocated to Core Business (note 20).

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases

	March 31,	June 30,
	2015	2014
	$	$
Bank indebtedness	—	4,930
Interim production financing	56,266	35,955
Long-term debt and obligations under finance leases	284,859	70,444
Interest bearing debt and obligations under finance leases	341,125	111,329
Amount due within 12 months	(68,601)	(49,411)
Amount due beyond 12 months	272,524	61,918

As of March 31, 2015, the Company had undrawn bank indebtedness of $30,000 available.

As of March 31, 2015, the Company had $19,108 in undrawn interim production financing pursuant to an agreement entered into on August 5, 2014 with CIBC Commercial Banking to provide a $20,000 demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from the DHX Media Ltd.

(12)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

a)	Bank indebtedness

Effective July 31, 2014 and commensurate with the closing of the Company’s acquisition of DHX Television (note 4), the Company entered into an amended and restated senior secured credit agreement (the “Amended and Restated Senior Secured Credit Agreement”) with a syndicate of lenders, which amended the existing terms of the Company’s senior secured credit facility. The Amended and Restated Senior Secured Credit Agreement was further amended on October 31, 2014, November 30, 2014 and December 19, 2014 in conjunction with: i) the acquisition of the Echo Bridge assets (note 4); ii) the issuance of the Senior Unsecured Notes (note 9); and iii) the acquisition of Nerd Corps (note 4), respectively.

As of March 31, 2015, the Amended and Restated Senior Secured Credit Agreement provides for a revolving facility (the “Amended Revolving Facility”) and a term facility (the “Amended Term Facility”). The Amended Revolving Facility is available to a maximum amount of $30,000, maturing on July 31, 2019. The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD, €EUR and/or £GBP LIBOR advances (the “Drawdown Rate”) and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50% of the Amended Revolving Facility outstanding at March 31, 2015, the amount payable in Canadian dollars was CDN$nil (June 30, 2014 - CDN $nil) and pound sterling was GBP £nil (June 30, 2014 - GBP £2,700).

All amounts borrowed pursuant to the Amended and Restated Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the “Guarantors”). A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors.

b)	Interim production financing

	March 31,	June 30,
	2015	2014
	$	$
Interim production credit facilities with various institutions, bearing interest at bank prime plus 0.65% - 1.20%. Assignment and direction of specific production financing, licensing contracts receivable and film tax credits receivable with a net book value of approximately $80,466 at March 31, 2015 (June 30, 2014 - $50,625). Certain facilities are secured by a restricted cash balance of $28 at March 31, 2015 (June 30, 2014 - $32)	56,266	35,955

During the three and nine months ended March 31, 2015, the $CDN bank prime rate averaged 2.88% and 2.96% (year ended June 30, 2014 - 3.00%).

Federal and provincial film tax credits receivable (see note 5) are provided as security for the interim production financing. Upon collection of the film tax credits, the related interim production financing is repaid.

(13)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under capital leases

	March 31,	June 30,
	2015	2014
	$	$
Amended Term Facility entered into pursuant to the Amended and Restated Senior Secured Credit Facility Agreement, (note 9 (c)(i)), net of unamortized issuance costs of $2,635 (June 30, 2014 -$1,507)	112,984	69,941
Senior Unsecured Notes net of issuance costs, fair value of the Redemption Option and the unamortized premium of $6,108 (note 9 (c)(ii))	168,892	—
Obligations under various finance leases, with total quarterly instalments of $284, bearing interest at rates ranging from 4.0% to 9.8%, maturing on dates ranging from September 2015 to February 2019 of which $nil is denominated in USD (June 30, 2014 - $52)	2,983	503
	284,859	70,444
Less: Current portion	(12,335)	(8,526)
	272,524	61,918

i)	Amended Term Facility

The Amended and Restated Senior Secured Credit Agreement entered into on July 31, 2014, commensurate with the closing of the Company’s acquisition of DHX Television, provided for an Amended Term Facility with an initial principal amount of up to $235,000, maturing on July 31, 2019.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US $12,000, maturing on July 31, 2019.

In conjunction with the issuance of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge of $3,912, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, maturing on July 31, 2019.

The Amended Term Facility is repayable in annual amortization payments (as a percentage of the principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments, which commenced on December 31, 2014, with the full remaining amount due on maturity, which is July 31, 2019.

The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate + 1.25% to + 4.50%. All amounts borrowed pursuant to the Senior Amended and Restated Senior Secured Credit Agreement are guaranteed by the Guarantors. A first priority security interest in respect of all of the capital stock of certain of the subsidiaries of DHX Media Ltd. has been provided in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Guarantors of the Amended Term Facility outstanding.

(14)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

i)	Amended Term Facility (continued)

As at March 31, 2015, the amount payable in US dollars was US$20,382 (June 30, 2014 -US$42,346), and pound sterling was GBP £nil (June 30, 2014 - GBP £14,383).

The Senior Secured Credit Facilities require that the Company comply with certain financial ratios, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, excluding interim production financing, all capital lease obligations, and any contingent liabilities (“Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA, pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs), which must be maintained at less than 4.00, incrementally declining to less than 2.5 times by June 30, 2017; and

•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt) which must be maintained at greater than 1.5.

As at March 31, 2015, the Company is in compliance with these ratios.

(ii)	Senior Unsecured Notes

On December 2, 2014, the Company completed a private placement of senior unsecured notes (the “Senior Unsecured Notes” or "Notes") due on December 2, 2021, with an aggregate principal amount of $175,000. The Senior Unsecured Notes bear interest of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment will be paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligations.

As at March 31, 2015, the outstanding principal amount due on the Senior Unsecured Notes was $175,000 (June 30, 2014 - $nil).

Net proceeds of $169,760 from the issuance of the Senior Unsecured Notes were used to repay debt under the Company’s Amended and Restated Senior Secured Credit Agreement, with $18,000 being repaid on the Amended Revolving Facility and $151,760 being repaid on the Amended Term Facility.

The Senior Unsecured Notes contain a redemption option (the “Redemption Option”) whereby the Company can redeem all or part of the Senior Unsecured Notes at a premium. The Redemption Option is required to be accounted for as an embedded derivative financial instrument. On initial recognition, the Redemption Option is recorded at its calculated fair value and grouped with the Senior Unsecured Notes. The Redemption Option is adjusted to its fair value at each reporting date and any change in fair value is recorded within finance expense in the consolidated statement of income. On initial recognition, the carrying value of the Senior Unsecured Notes was increased by the amount of the debt premium arising from the Redemption Option, and is amortized over the term of the Senior Unsecured Notes.

The notes contain non-financial covenants and customary events of default clauses. As of March 31, 2015, the Company was in compliance with all of its covenants under the Notes.

(15)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

9	Bank indebtedness, interim production financing, long-term debt and obligations under finance leases (continued)

c)	Long-term debt and obligations under finance leases (continued)

(iii)	Principal repayments and undrawn borrowing facilities

The aggregate amount of principal repayments required in each of the next five years is as follows:

$
Year ended June 30, 2015	3,326
2016	13,270
2017	13,084
2018	12,679
2019 and beyond	251,243

10	Share capital and contributed surplus

a)	Authorized

100,000,000 Preferred Variable Voting Shares (“PVVS”), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer: (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board; (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board; and (iii) granted to the Company a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

(16)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

10	Share capital and contributed surplus (continued)

a)	Authorized (continued)

Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the TSX under the ticker symbols DHX.A and DHX.B, respectively.

b)	Issued and outstanding

	March 31, 2015		June 30, 2014
	Number	Amount	Number	Amount
		$		$
Preferred variable voting shares (note 10 (a))	100,000,000	—	100,000,000	—
Common shares (note 10 (c))
Opening balance	119,775,905	207,227	102,465,046	151,275
Issued on acquisitions (note 4)	2,693,748	26,075	2,915,263	14,139
Share issue costs, net of tax	—	(136)	—	—
Issued for cash consideration, net of costs and tax	—	—	11,183,750	37,495
Shares issued pursuant to the ESPP	13,317	114	17,655	76
Dividends reinvested	11,215	98	22,941	122
Warrants exercised	—	—	1,000,000	1,175
Stock options exercised	828,750	1,666	2,171,250	2,945
Ending balance	123,322,935	235,044	119,775,905	207,227
Warrants
Opening balance	—	—	1,000,000	390
Warrant expense	—	—	(1,000,000)	(390)
Ending balance	—	—	—	—
Contributed surplus and stock options (note 10 (d))
Opening balance	4,787,500	12,486	5,726,250	11,875
Issued to officers and employees	3,120,000	—	1,345,000	—
Share-based compensation	—	3,089	—	1,588
Stock options exercised	(828,750)	(531)	(2,171,250)	(977)
Options forfeited	—	—	(112,500)	—
Ending balance	7,078,750	15,044	4,787,500	12,486

(17)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

10	Share capital and contributed surplus (continued)

c)	Common shares

The common shares above are inclusive of Common Voting Shares, Variable Voting Shares and Non-Voting Shares. As at March 31, 2015, the Company had 78,395,345 Common Voting Shares, 44,927,590 Variable Voting Shares and nil Non-Voting Shares issued and outstanding.

On December 23, 2014, the Company issued 2,693,748 common shares, valued at $9.68 per share in connection with the Company’s acquisition of Nerd Corps (note 4(i)).

During the nine months ended March 31, 2015, the Company issued 13,317 common shares, at an average price of $8.56, respectively as part of the Company’s employee share purchase plan.

During the nine months ended March 31, 2015, the Company issued 11,215 shares at an average price of $8.74, as part of shareholder enrollment in the Company’s dividend reinvestment program.

During the nine months ended March 31, 2015, 828,750 shares were issued out of treasury at an average price of $1.37 upon exercise of options.

d)	Stock options

On August 6, 2014, 1,375,000 stock options were issued to employees at $7.13 per share, vesting immediately and over four years and based on achieving certain benchmarks, expiring on August 6, 2019.

On October 2, 2014, 1,095,000 stock options were issued to employees at $8.27 per share, vesting immediately and over four years and expiring on October 1, 2019.

On November 18, 2014, 75,000 stock options were issued to employees at $9.44 per share, vesting immediately and over four years and expiring on November 17, 2019.

On December 23, 2014, 375,000 stock options were issued to employees at $9.78 per share, vesting immediately and over four years and expiring on December 22, 2019.

On February 20, 2015, 200,000 stock options were issued to employees at $9.78 per share, vesting immediately and over four years and expiring on February 19, 2020.

During the nine months ended March 31, 2015, 828,750 stock options were exercised at an average price of $1.37 per share for total proceeds of $1,135.

11	Government financing and assistance

During the three and nine months ended March 31, 2015, investment in film and television programs was reduced by $1,030 and $3,933, respectively (year ended June 30, 2014 - $1,502) related to production financing from government agencies. This financing is related to participation amounts by government agencies and is repayable from distribution revenue of the specific productions for which the financing was made. In addition, during the three and nine months ended March 31, 2015, investment in film has also been reduced by $430 and $4,609, respectively (year ended June 30, 2014 - $4,325) related to non-repayable contributions from the Canadian Media Fund license fee program. During the three and nine months ended March 31, 2015, investment in film and television programs has been reduced by $3,464 and $16,777 (year ended June 30, 2014 - $10,832) for tax credits relating to production activities. Lastly, during the three and nine months ended March 31, 2015, the Company received $4,087 and $19,425 respectively, in government financing and assistance (year ended June 30, 2014 - $17,241).

(18)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

11	Government financing and assistance (continued)

Amounts receivable from the Canadian federal government and other government agencies in connection with production financing represents 45% of total amounts receivable at March 31, 2015 (June 30, 2014 - 50%). Certain of these amounts are subject to audit by the government agency. Management believes that the net amounts recorded are fully collectible. The Company adjusts amounts receivable from Canadian federal government and other government agencies including federal and provincial tax credits receivable, in connection with production financing, quarterly and yearly, for any known differences arising from internal or external audit of these balances.

12	Income taxes

Significant components of the Company’s deferred income tax liability as at March 31, 2015 and June 30, 2014 are as follows:

	March 31,	June 30,
	2015	2014
	$	$
Broadcast licenses	(14,602)	—
Tangible benefit obligation	3,920	—
Leasehold inducement	195	195
Foreign tax credits	303	303
Deferred production revenue	40	40
Participation payables and finance lease obligations and other liabilities	64	64
Property and equipment	(1,251)	(1,214)
Share issuance costs and deferred financing fees	1,090	1,317
Investment in film and television programs	(15,939)	(12,528)
Intangible assets	(11,806)	(4,546)
Non-capital losses and other	8,469	5,335
Deferred income tax liability	(29,517)	(11,034)

Deferred income tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested. Unremitted earnings totalled $19,901 at March 31, 2015 (June 30, 2014 - $10,015).

(19)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

12	Income taxes (continued)

The reconciliation of income taxes computed at the statutory tax rates to income tax expense (recovery) is as follows:

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	$	$	$	$
Income tax expense based on combined federal and provincial tax rates of 31% (March 31, 2014 - 31%)	7,657	650	6,864	2,965
Income taxes increased (reduced) by:
Share-based compensation	428	68	958	359
Non-deductible acquisition costs	114	54	765	323
Tax rate differential	(974)	(167)	(1,459)	(119)
Other	(559)	(310)	(825)	(733)
Provision for income taxes	6,666	295	6,303	2,795

As at March 31, 2015, the Company has losses carried forward of $1,200 for which no deferred tax asset has been recorded. The Company operates in multiple jurisdictions with differing tax rates. The Company’s effective tax rates are dependent on the jurisdiction to which income relates. In fiscal 2015, the Company’s effective tax rate was 31% (2014 - 31%) based on jurisdictions in which the income was earned.

13	Finance income and finance expense

Finance income and finance expense are comprised of the following:

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	$	$	$	$
Finance income
Interest income	42	36	216	101
Net foreign exchange gain	7,984	435	10,278	677
Amortization of debt premium on Senior Unsecured Notes (note 9)	71	—	94	—
Movement in fair value of the Redemption Option on the Senior Unsecured Notes (note 9)	1,066	—	1,341	—
	9,163	471	11,929	778
Finance expense
Interest expense on bank indebtedness	264	226	1,152	340
Accretion of tangible benefit obligation	217	—	578	—
Interest on long-term debt and obligations under finance leases	4,058	532	10,434	1,897
Debt extinguishment charge	—	—	3,912	—
	4,539	758	16,076	2,237
Net finance income (expense)	4,624	(287)	(4,147)	(1,459)

(20)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

14	Expenses by nature and employee benefit expense

The following sets out the expenses by nature:

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	$	$	$	$
Investment in film and television programs
Direct production and new media costs	8,577	4,911	18,143	14,163
Expense of film and television programs	20,312	5,764	36,958	19,563
Expense of film and broadcast rights for broadcasting	10,472	—	27,681	—
Expense of acquired library	5,022	5,016	11,047	9,277
Write-down of investment in film and television programs	517	—	532	190
Development expenses and other	807	778	2,712	824
Office and administrative	6,069	1,848	15,564	7,265
Tangible benefit obligation expense	—	—	14,215	—
Finance expense, net	(4,624)	287	4,147	1,459
Investor relations and marketing	550	23	922	277
Professional and regulatory	565	1,771	6,847	3,554
Amortization of property, and equipment and intangible assets	3,434	1,550	7,235	4,367
	51,701	21,948	146,003	60,939
The following sets out the components of employee benefits expense:
Salaries and employee benefits	7,741	4,765	21,190	14,532
Share-based compensation	1,378	219	3,089	1,158
Termination benefits	65	—	447	191
	9,184	4,984	24,726	15,881
	60,885	26,932	170,729	76,820

15	Financial instruments

a)	Credit risk

Credit risk arises from cash, restricted cash and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash and restricted cash by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.

The maximum exposure to credit risk for cash, restricted cash, deposits and trade and other receivables approximate the amount recorded on the unaudited interim consolidated balance sheets.

(21)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

15	Financial instruments (continued)

a)	Credit risk (continued)

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 4% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible. In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

b)	Interest rate risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $1,000 to $1,500 effect on net income before income taxes.

c)	Liquidity risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and maintaining revolving credit facilities (note 9). As at March 31, 2015, the Company had cash on hand of $32,537 (June 30, 2014 - $26,679).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable.

Distribution revenues are contract and demand driven and can fluctuate significantly from year-to-year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing (note 9) to provide funds until such time as the federal and provincial film tax credits (note 5) are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

(22)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

15	Financial instruments (continued)

d)	Currency risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominate contracts. At March 31, 2015, the Company revalued its financial instruments denominated in a foreign currency at the prevailing exchange rates. A 1% change in the USD, GBP or Euro exchange rate would have an approximate $500 to $1,000 effect on net income and comprehensive income.

e)	Contractual maturity analysis for financial liabilities

		Less than	1 to 3	4 to 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$
Accounts payable and accrued liabilities	105,608	105,608	—	—	—
Interim production financing	56,266	56,266	—	—	—
Other liability	17,313	2,475	4,946	4,946	4,946
Long-term debt	290,619	12,170	24,340	79,109	175,000
Finance lease obligations	2,983	855	1,792	336	—
	472,789	177,374	31,078	84,391	179,946

Payments noted above do not include interest and are not discounted.

f)	Fair values

The carrying amounts reported on the financial statements for cash, restricted cash, accounts payable and accrued liabilities and current portion of long-term debt and obligations under finance leases all approximate their fair values due to their immediate or short-term maturities or variable interest rates. Interim production financing and bank indebtedness were renegotiated during the previous year to reflect current interest rates; therefore, management believes the carrying amounts also approximate their fair values.

The fair value of the Amended Term Facility and obligations under capital leases is set out below and is estimated using discounted cash flow analyses based on discount rates that reflect current market conditions for instruments with similar terms and risks.

Fair value estimates are made at a specific point in time on relevant market information. These are estimates and involve uncertainties and matters of significant judgment and cannot be determined with precision. Change in assumptions and estimates could significantly affect fair values.

(23)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

15	Financial instruments (continued)

f)	Fair values (continued)

The fair value of the non-current portion of long-term debt and obligations under capital leases is set out below and is estimated using discounted cash flow analyses based on discount rates that reflect current market conditions for instruments with similar terms and risks.

	March 31, 2015		June 30, 2014
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$
Foreign currency forward contracts	—	—	212	212
Long-term debt and obligations under finance leases	272,542	272,980	61,918	62,772

The Senior Unsecured Notes have two components of value: the conventional notes and the Redemption Option (note 9). The fair value of the Senior Unsecured Notes are based upon the period end trading values. The Redemption Option has been accounted for as an embedded derivative that is required to be bifurcated from the underlying notes, valued using an option pricing model and accounted for as a financial asset, with amount of any debt premium being added to the carrying value of the Senior Unsecured Notes. Any change in the fair value of the Redemption Option is recorded as a component of finance expense in the unaudited interim consolidated statement of income. The Redemption Option is classified as level 2 as defined below.

g)	Fair value hierarchy

Financial instruments recorded at fair value on the unaudited interim consolidated balance sheet are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The value hierarchy has the following levels:

Level 1 -	valuation based on quoted prices observed in active markets for identical assets and liabilities.
Level 2 -	valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	valuation techniques with significant unobservable market inputs.

A financial instrument is classified to the lowest of the hierarchy for which a significant input has been considered in measuring fair value.

The long-term investment is classified as level 3 as defined above.

h)	Foreign currency contracts

At March 31, 2015, the Company had notional principal of $nil (June 30, 2014 - $4,610) in contracts to sell US dollars.

(24)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

16	Commitments and contingencies

Commitments

The Company has entered into various operating leases for operating premises and equipment. The future aggregate minimum payments under these operating leases are as follows:

$
Year ended June 30, 2015	1,626
2016	6,145
2017	4,769
2018	2,722
2019 and beyond	3,844

Contingencies

The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the normal course of business and as such, provisions have been recorded where appropriate. Management does not believe that the final determination of these claims will have a material adverse effect on the financial position or results of operations of the Company. The maximum exposure at March 31, 2015 related to the above matters is estimated at $400.

17	Capital disclosures

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution and licensing of its film and television properties and to sustain the operations of DHX Television. During the nine months ended March 31, 2015, the Company declared dividends totalling $4,848 (March 31, 2014 - $3,714). The balance of the Company’s cash is being used to maximize ongoing development and growth effort.

The Company’s capital is summarized in the table below:

	March 31,	June 30,
	2015	2014
	$	$
Total bank indebtedness, long-term debt and obligations under capital leases	284,859	75,374
Less: Cash	(32,537)	(26,679)
Net debt	252,322	48,695
Total Shareholders’ Equity	255,243	223,349
	507,565	272,044

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company is in compliance with all debt covenants of the Amended and Restated Senior Secured Credit Facility and the Senior Unsecured Notes.

(25)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

18	Earnings per common share

a)	Basic

Basic earnings per share is calculated by dividing the net income by the weighted average number of common shares in issue during the period.

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	$	$	$	$
Net income	18,031	1,802	15,837	6,771
Weighted average number of common shares	123,206,989	116,191,078	121,156,759	108,988,993
Basic earnings per share	0.15	0.02	0.13	0.06

b)	Diluted

Diluted earnings per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive instruments which are convertible into common shares. The Company has two categories of potentially dilutive instruments which are convertible into common shares: stock options and warrants. For both the stock options and the warrants, a calculation is completed to determine the number of common shares that could have been acquired at fair value (determined as the average market price of the Company’s outstanding common shares for the period), based on the monetary value of the subscription rights attached to the stock options and warrants. The number of shares calculated above is compared with the number of shares that would have been issued assuming exercises of the warrants and stock options.

For the three and nine months ended March 31, 2015, the weighted average number of potentially dilutive instruments, comprised of shares issuable in respect of warrants and stock options, was 2,890,772 and 3,045,221, respectively (March 31, 2014 - 3,186,555 and 3,954,544).

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	$	$	$	$
Net income	18,031	1,802	15,837	6,771
Weighted average number of common shares	126,097,761	119,377,633	124,201,980	112,943,537
Diluted earnings per share	0.14	0.02	0.13	0.06

(26)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

19	Net change in non-cash working capital balances related to operations

	Nine months ended
	March 31,	March 31,
	2015	2014
	$	$
Increase in amounts receivable	(29,795)	(11,496)
Decrease (increase) in prepaid expenses and deposits	672	(1,889)
Increase in long-term amounts receivable	(1,714)	(538)
Increase in accounts payable and accrued liabilities	20,265	11,520
Increase (decrease) in deferred revenue	3,163	(12,472)
	(7,409)	(14,875)

During the period, the Company paid and received the following:

	$	$
Interest paid	16,808	3,093
Interest received	216	101
Taxes paid	6,219	607

20	Revenues and segmented information

The Company operates production entities and offices throughout Canada, the United States and Europe. In measuring performance, the Company does not distinguish or group its production, distribution and merchandising operations ("Core Business") on a geographic or any other basis. The Company has determined that it has three reportable segments being the Core Business, CPLG, a subsidiary of Cookie Jar acquired during 2013, which manages copyrights, licensing and brands for third parties and DHX Television (note 4 (iii)).

		Three months ended March 31, 2015
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	3,467	20,414	61,701	85,582
Direct production cost and expenses, general and administrative expenses	2,850	13,710	44,191	60,751
Segment profit	617	6,704	17,510	24,831
Amortization				3,434
Finance income, net				(4,624)
Acquisition costs				—
Other expense, net				1,324
Income before income taxes				24,697

(27)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

20	Revenues and segmented information (continued)

	Three months ended March 31, 2014
	CPLG	Core Business	Consolidated
	$	$	$
Revenues	3,103	25,926	29,029
Direct production cost and expenses, general and administrative expenses	3,036	20,934	23,970
Segment profit	67	4,992	5,059
Amortization			1,550
Finance expense, net			287
Acquisition costs			347
Other expense, net			778
Income before income taxes			2,097

		Nine months ended March 31, 2015
	CPLG	DHX Television	Core Business	Consolidated
	$	$	$	$
Revenues	9,495	56,312	127,062	192,869
Direct production cost and expenses, general and administrative expenses	8,515	37,088	91,290	136,893
Segment profit	980	19,224	35,772	55,976
Amortization				7,235
Finance expense, net				4,147
Acquisition costs				4,995
Other expense, net				17,459
Income before income taxes				22,140

Non-current assets
Long-term amounts receivable	—	—	7,487	7,487
Deferred financing fees	—	—	752	752
Property and equipment	631	1,005	16,024	17,660
Long-term investment	—	—	230	230
Intangible assets	10,646	109,827	51,673	172,146
Goodwill	—	39,166	127,475	166,641
	11,277	149,998	203,641	364,916

(28)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

20	Revenues and segmented information (continued)

	Nine months ended March 31, 2014
	CPLG	Core Business	Consolidated
	$	$	$
Revenues	8,697	77,689	86,386
Direct production cost and expenses, general and administrative expenses	8,425	59,468	67,893
Segment profit	272	18,221	18,493
Amortization			4,367
Finance expense, net			1,459
Acquisition costs			2,087
Other expense, net			1,014
Income before income taxes			9,566

Non-current assets
Long-term amounts receivable	—	5,774	5,774
Deferred financing fees	—	603	603
Property and equipment	750	10,765	11,515
Long-term investment	—	230	230
Intangible assets	11,709	22,281	33,990
Goodwill	—	103,483	103,483
	12,459	143,136	155,595

The following table presents further details on revenue derived from the following areas:

	Three months ended		Nine months ended
	March 31,	March 31,	March 31,	March 31,
	2015	2014	2015	2014
	$	$	$	$
Core Business
Production revenue	15,046	5,938	32,965	21,718
Distribution revenue	30,484	9,827	53,235	26,272
Producer and service fee revenue	8,208	5,661	21,471	14,448
Merchandising and licensing and other revenue	7,963	4,500	19,391	15,251
	61,701	25,926	127,062	77,689
DHX Television	20,414	—	56,312	—
CPLG	3,467	3,103	9,495	8,697
	85,582	29,029	192,869	86,386

(29)

DHX Media Ltd.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the period ended March 31, 2015

(expressed in thousands of Canadian dollars, except for amounts per share)

20	Revenues and segmented information (continued)

Of the Company’s $85,582 and $192,869 in revenues for the three and nine months ended March 31, 2015 (March 31, 2014 - $29,029 and $86,386), $73,721 and $160,274 was attributable to the Company’s entities based in Canada (March 31, 2014 - $18,808 and $54,968), $5,198 and $11,109 (March 31, 2014 - $4,050 and $11,722) was attributable to the Company’s entities based in the USA and $6,663 and $21,486 (March 31, 2014 - $6,171 and $19,696) was attributable to the Companies entities based outside of Canada and the USA.

As at March 31, 2015, the following non-current assets were attributable to the Company’s entities based in the USA: $241 of property and equipment, $283 of intangible assets, and $802 of goodwill (June 30, 2014 - $266, $471, $657, respectively). As at March 31, 2015, the following non-current assets were attributable to the Company’s entities based outside of Canada and the USA: $631 of property and equipment, $13,878 of intangible assets and $4,615 of goodwill (June 30, 2014 - $787, $14,573, and $5,012 respectively). All other non-current assets were attributable to the Company’s entities based in Canada.

21	Accumulated other comprehensive loss

As at March 31, 2015, accumulated other comprehensive loss was comprised of cumulative translation adjustments of $10,673 (June 30, 2014 - $1,203).

(30)